Notification of buy-back Notification of buy-back 1 / 6 Announcement Summary Name of entity JAMES HARDIE INDUSTRIES PLC Announcement type Update announcement Type of update Date of this announcement 6/9/2023 Reason for update Final buy-back notification ASX Security code and description of the class of +securities the subject of the buy-back JHX : CHESS DEPOSITARY INTERESTS 1:1 The type of buy-back is: Total number of +securities bought back 8,230,756 Total consideration paid or payable for the securities AUD 302,202,430.00000 Refer to next page for full details of the announcement On market buy-back Final buy-back notification EXHIBIT 99.2

Notification of buy-back Notification of buy-back 2 / 6 Part 1 - Entity and announcement details 1.1 Name of entity JAMES HARDIE INDUSTRIES PLC We (the entity named above) provide the following information about our buy-back. 1.2 Registration number type ARBN Registration number 097829895 1.3 ASX issuer code JHX 1.4 The announcement is 1.4a Type of update 1.4b Reason for update Final buy-back notification 1.4c Date of initial notification of buy-back 12/12/2022 1.4d Date of previous announcement to this update 6/9/2023 1.5 Date of this announcement 6/9/2023 1.6 ASX Security code and description of the class of +securities the subject of the buy-back JHX : CHESS DEPOSITARY INTERESTS 1:1 Final buy-back notification Update/amendment to previous announcement

Notification of buy-back Notification of buy-back 3 / 6 Part 2 - Type of buy-back 2.1 The type of buy-back is: On market buy-back

Notification of buy-back Notification of buy-back 4 / 6 Part 3 - Buy-back details Part 3A - Details of +securities, price and reason 3A.1 Total number of +securities on issue in the class of +securities to be bought back 445,855,985 3A.4 Does the entity intend to buy back a minimum number of +securities 3A.5 Does the entity intend to buy back a maximum number of securities 3A.5a Maximum number of securities proposed to be bought back 10,060,000 3A.6 Name of broker or brokers who will offer to buy back +securities on the entity's behalf Broker name: Barrenjoey Markets Pty Limited 3A.9 Are the +securities being bought back for a cash consideration? 3A.9a Is the price to be paid for +securities bought back known? 3A.9a.1 In what currency will the buy-back consideration be paid? AUD - Australian Dollar Part 3B - Buy-back restrictions and conditions 3B.1 Does the buy-back require security holder approval? No Yes Yes No

Notification of buy-back Notification of buy-back 5 / 6 Part 3C - Key dates On-market buy-back 3C.2 Proposed buy-back start date 12/12/2022 3C.3 Proposed buy-back end date 31/10/2023 Part 3D - Other Information 3D.1 Any other information the entity wishes to notify to ASX about the buy-back Based on a closing market price on ASX of A$29.26 on 9 December 2022 (being the business day immediately prior to the date of this notice) and an A$/US$ exchange rate of 0.6792 (being the applicable spot rate on the same date) this would equate to a maximum of 10.06 million ordinary shares/CUFS. However the final maximum number of shares/CUFS will depend on market price and exchange rate movements over the buy-back period. No

Notification of buy-back Notification of buy-back 6 / 6 Part 5 - Final buy-back notification For on-market buy-backs, a final buy-back notification must be submitted at least half an hour before the commencement of trading on the business day after the company buys back the maximum number of securities that it wanted or the company decides it will stop buying back securities. For equal access buy-back schemes, a final buy-back notification must be submitted no later than five business days after the buy-back offer closing date. For employee share scheme buybacks, selective buy-backs and other buy-backs, a final buy-back notification must be submitted by no later than five business days after the completion of the buy-back. 5.1 Total number of +securities bought back 8,230,756 5.2 Total consideration paid or payable for the securities AUD 302,202,430.00000 5.3 Highest price paid AUD 47.74000000 5.4 Date highest price was paid 16/8/2023 5.5 Lowest price paid AUD 27.06000000 5.6 Date lowest price was paid 21/12/2022